

04031999

As filed with the Commission on June 28, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2003.**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION
21557 Telegraph Road
Southfield, Michigan 48034

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

000001

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as "the Plans," are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3 and Exhibits 99.1, 99.2 and 99.3, as listed in the Summary Table of Contents and incorporated herein by this reference. The consents of Ernst & Young LLP and PricewaterhouseCoopers LLP attached hereto as Exhibits are a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 28, 2004.

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation, as Plan Administrator



By:
Name: Roger A. Jackson
Title: Senior Vice President – Human Resources

Appendix 1

Audited Financial Statements and Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

000004

0404-0537472

Lear Corporation Salaried Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2003 and 2002 and
Year ended December 31, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Lear Corporation Salaried Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of Lear Corporation Salaried Retirement Savings Plan for the year ended December 31, 2002, were audited by other auditors whose report dated May 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2004


Ernst & Young LLP

Lear Corporation Salaried Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash equivalents	**$ 1,948,253**	$ 1,828,483
Investments, at fair value:		
Mutual and money market funds	**238,117,214**	172,237,866
Lear Corporation Stock Fund	**70,736,656**	42,780,859
Participant loans	**7,998,101**	6,819,916
Total investments	**316,851,971**	221,838,641
Receivables:		
Employer contributions	**355,291**	-
Employee contributions	**-**	1,806,724
Accrued income	**3,182**	-
Total receivables	**358,473**	1,806,724
Total assets	**319,158,697**	225,473,848
Liabilities		
Accrued expenses	**178,708**	151,355
Pending distributions	**-**	904,794
Total liabilities	**178,708**	1,056,149
Net assets available for benefits	**$318,979,989**	$224,417,699

See accompanying notes.

000007

Lear Corporation Salaried Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Interest and dividend income	$ 4,071,951
Employee contributions	33,952,951
Employer contributions	5,300,293
Transfers in from other plans	160,673
Total additions	43,485,868
Deductions	
Benefits paid to participants	14,634,629
Administrative expenses	784,660
Total deductions	15,419,289
Net appreciation in fair value of investments	66,495,711
Net increase	94,562,290
Net assets available for benefits:	
Beginning of year	224,417,699
End of year	$ 318,979,989

See accompanying notes.

000008

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible employees of Lear Corporation (the Company). The Plan includes provisions for voting shares of the Company's stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Effective January 1, 2002, salaried employees formerly employed by Versatrim became entitled to participate under the Plan and were credited with prior service in accordance with the Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility

All full-time, non-union U.S. salaried employees of the Company and all full-time, non-union Lear Technologies, L.L.C. (Lear Tech) employees who have completed one month of service and all part-time, non-union U.S. salaried employees of the Company who have completed 1,000 hours of service in one year are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

Contributions

Participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. The Company's matching contributions are generally either 25% or 50%, up to the first 5% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. The matching contribution formula is based on the number of years of service of the employee. For Lear Tech employees, the Company's matching contributions are 25%, up to the first 4% of compensation. In addition, Lear Tech employees receive a primary contribution based on the number of hours worked by the employee.

1. Description of the Plan (continued)

Prior to March 15, 2002, Company matching contributions were restricted to investments in the Lear Corporation Stock Fund until attainment of age 57. Company matching contributions were suspended from January 1, 2002 through March 31, 2003. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2004, all Company matching contributions credited to participant accounts for calendar year 2003 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) Company contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company's contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures

In the event that a participant terminates employment, any non-vested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2003, employer contributions included prior forfeitures of $396,034. There are $1,338,278 and $944,446 of unallocated forfeitures included in the Plan assets as of December 31, 2003 and 2002, respectively.

1. Description of the Plan (continued)

Distributions of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65—participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are generally paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement or disability are paid in a lump sum or through installments for up to twenty years and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70-1/2.

Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other loans from the Plan to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company's common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported in 2002 have been reclassified to conform with the presentation used in 2003.

3. Investments

During 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and money market funds	$ 33,726,425
Lear Corporation Stock Fund*	32,769,286
	$ 66,495,711

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2003	2002
Lear Corporation Stock Fund*	**$ 70,736,656**	$ 42,780,859
Barclays Money Market Fund	**49,731,859**	47,873,154
Dodge & Cox Balanced Fund	**41,074,387**	28,931,457
SSGA S&P 500 Index Fund	**35,540,516**	23,061,559
Davis New York Venture Fund	**30,893,660**	20,859,246
Growth Fund of America	**22,489,860**	**
EuroPacific Growth Fund	**16,853,894**	**

*Includes nonparticipant directed investment
**Does not meet threshold

4. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation, income and dividends are nonparticipant directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31	
	2003	2002
Investment, at fair value:		
Lear Corporation Stock Fund	**$ 70,736,656**	$ 42,780,859

4. Nonparticipant-Directed Investments (continued)

	Year ended December 31, 2003
Changes in net assets:	
Net appreciation in fair value of investment	$32,769,286
Interest and dividend income	214,280
Employee contributions	2,921,892
Employer contributions	4,509,043
Loan repayment	387,506
Net transfers and rollovers	(9,200,132)
Expênses	(236)
Distributions to participants	(3,645,842)
Increase in net assets	$ 27,955,797

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2003
Net assets available for benefits per the financial statements	$318,979,989
Amounts allocated to withdrawn participants	183,688
Net assets available for benefits per the Form 5500	$318,796,301

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2003
Benefits paid to participants per the financial statements	$ 14,634,629
Amounts allocated to withdrawn participants as of December 31, 2003	183,688
Benefits paid to participants per the Form 5500	$ 14,818,317

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedules

Lear Corporation Salaried Retirement Savings Plan

EIN: 13-3386776 Plan Number: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Lear Corporation	Lear Corporation Stock Fund—39,696,612 units	$ 40,390,403	$ 70,736,656
*	The Northern Trust Company	Barclays Money Market Fund—39,832,118 shares	**	49,731,859
		SSGA S&P 500 Index Fund—1,937,874 shares	**	35,540,516
		Davis New York Venture Fund—1,123,858 shares	**	30,893,660
		Dodge & Cox Balanced Fund—562,051 shares	**	41,074,387
		MFS Massachusetts Investors Growth Stock Fund—858,887 shares	**	9,704,008
		Growth Fund of America Fund—918,146 shares	**	22,489,860
		EuroPacific Growth Fund—556,467 shares	**	16,853,894
		Bond Fund of America—7,884,237 shares	**	12,474,804
		Vanguard Long-Term U.S. Treasury Portfolio Fund—673,754 shares	**	8,137,942
		Franklin Templeton Conservative Growth Fund—95,530 shares	**	1,123,716
		Franklin Templeton Moderate Growth Fund—147,639 shares	**	1,733,735
		Franklin Templeton Growth Fund—201,183 shares	**	2,396,710
	Schwab	Schwab Personal Choice Retirement Account	**	5,962,123
*	Participant loans	Interest rate ranging from 5.0 to 10.5%	-	7,998,101
				$ 316,851,971

* Party-in-interest

** Disclosure of historical cost information is not required for participant-directed investments.

000017

0404-0537472

Lear Corporation
Salaried Retirement Savings Plan

EIN: 13-3386776 Plan Number: 002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii)—A series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets:								
Lear Corporation	Common Stock:							
	14 purchases	$ 7,506,885				$ 7,506,885	$ 7,506,885	
	43 sales		$ 11,360,427			7,222,591	11,360,427	$ 4,137,836

* The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

000018

0404-0537472

Audited Financial Statements and Supplemental Schedules

Lear Corporation Hourly Retirement Savings Plan

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

0404-0537474

Lear Corporation Hourly Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2003 and 2002 and
Year ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Lear Corporation Hourly Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Lear Corporation Hourly Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of Lear Corporation Hourly Retirement Savings Plan for the year ended December 31, 2002, were audited by other auditors whose report dated May 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and reportable transactions as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2004



Lear Corporation Hourly Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2003	December 31 2002
Assets		
Cash equivalents	$ 621,434	$ 699,302
Investment, at fair value:		
Mutual and money market funds	150,103,244	114,910,380
Lear Corporation Stock Fund	32,519,464	17,551,203
Participant loans	11,955,891	9,186,879
Total investments	194,578,599	141,648,462
Receivables:		
Employer contributions	1,013,988	893,485
Employee contributions	1,126,917	1,005,550
Transfer from Lear Operations Corporation Employees' Money Purchase Plan	314,225	-
Accrued income	439	-
Total receivables	2,455,569	1,899,035
Total assets	197,655,602	144,246,799
Liabilities		
Accrued expenses	128,509	111,821
Excess contributions payable	6,487	1,743
Pending distributions	-	526,095
Total liabilities	134,996	639,659
Net assets available for benefits	$ 197,520,606	$ 143,607,140

See accompanying notes.

000022

Lear Corporation Hourly Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Interest and dividend income	$ 2,818,311
Employee contributions	15,124,411
Employer contributions	13,641,176
Transfers in from Lear Operations Corporation Employees' Money Purchase Plan	314,225
Total additions	31,898,123
Deductions	
Benefits paid to participants	7,419,918
Administrative expenses	555,651
Transfers out to other plans	160,673
Total deductions	8,136,242
Net appreciation in fair value of investments	30,151,585
Net increase	53,913,466
Net assets available for benefits:	
Beginning of year	143,607,140
End of year	$ 197,520,606

See accompanying notes.

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the Company). The Plan includes provisions for voting shares of the Company's stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), applicable to defined contribution pension plans.

Effective January 1, 2002, hourly employees formerly employed by Versatrim became entitled to participate under the Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility

Generally, all full-time, hourly employees of the Company who have completed two months to one year of service, as defined in the Plan agreement, and all part-time, hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions

In general, participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. The Company's matching contributions are generally 25%, up to the first 4% of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. Primary contributions are based on the number of hours worked by the employee.

1. Plan Description (continued)

Contributions (continued)

Prior to March 15, 2002, Company matching contributions were restricted to investments in the Lear Corporation Stock Fund until attainment of age 57. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2003, all Company matching contributions credited to participant accounts for calendar year 2002 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) the Company's contributions, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon and are generally immediately vested in the Company's primary contributions and actual earnings thereon regardless of length of service. A participant generally becomes vested in the Company's matching contributions and earnings thereon at a rate of 20% per year and is 100% vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures

In the event that a participant terminates employment, any non-vested amounts shall be forfeited. Forfeited amounts are retained in the Plan and used to reduce future employer contributions. In 2003, employer contributions included prior forfeitures of $134,307. There are $165,695 and $27,034 of unallocated forfeitures in the Plan assets as of December 31, 2003 and 2002, respectively.

1. Plan Description (continued)

Distributions of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65—participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- In-service withdrawal of the participant at age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment.

Benefits due upon death are generally paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal or disability are paid in a lump sum or through installments for up to twenty years and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 70-1/2.

Plan Termination

Subject to the provisions of related collective bargaining agreements, the Company may discontinue its contributions or terminate the Plan as provided by the provisions of ERISA. In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 reduced by the highest outstanding balance of all other loans from the Plan to the participant during the one-year period ending on the day before the date such loan was made or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company's common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously reported in 2002 have been reclassified to conform with the presentation used in 2003.

3. Investments

During 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and money market funds	$ 15,581,831
Lear Corporation Stock Fund*	14,569,754
	$ 30,151,585

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2003	**2002**
Barclays Money Market Fund	**$ 57,445,159**	$ 52,488,983
Lear Corporation Stock Fund*	**32,519,464**	17,551,203
Dodge & Cox Balanced Fund	**24,736,872**	18,211,922
SSGA S&P 500 Index Fund	**16,244,299**	10,388,877
Davis New York Venture Fund	**14,927,281**	9,920,302
Bond Fund of America	**10,308,094**	**

* Includes nonparticipant directed investment
** Does not meet threshold

000028

4. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation, income and dividends are nonparticipant directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

	December 31	
	2003	**2002**
Investment, at fair value:		
Lear Corporation Stock Fund	*$ 32,519,464*	$17,551,203

	Year ended December 31, 2003
Changes in net assets:	
Net appreciation in fair value of investment	**$ 14,569,754**
Interest and dividend income	**101,569**
Employee contributions	**1,766,706**
Employer contributions	**3,930,701**
Loan repayment	**444,679**
Net transfers and rollovers	**(3,162,555)**
Distributions to participants	**(2,682,593)**
Increase in net assets	**$ 14,968,261**

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2003
Net assets available for benefits per the financial statements	$197,520,606
Amounts allocated to withdrawn participants	229,966
Net assets available for benefits per the Form 5500	$197,290,640

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2003
Benefits paid to participants per the financial statements	$ 7,419,918
Amounts allocated to withdrawn participants as of December 31, 2003	229,966
Benefits paid to participants per the Form 5500	$ 7,649,884

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

8. Transfer in from Lear Operations Corporation Money Purchase Plan

On March 25, 2002, the Board of Directors of the Company decided to terminate the Lear Operations Corporation Money Purchase Plan effective July 1, 2002. As of December 31, 2003, $314,225 in assets were transferred to the Plan. Employees affected by the transfer of assets became Plan participants as of January 1, 2004.

9. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $6,487 and $1,743 has been reflected in the accompanying statements of net assets available for benefits as of December 31, 2003 and 2002, respectively.

Supplemental Schedules

Lear Corporation
Hourly Retirement Savings Plan

EIN: 13-3386776 Plan Number: 020

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Lear Corporation	Lear Corporation Stock Fund—1,838,114 units	$ 19,513,628	$ 32,519,464
* The Northern Trust Company	Barclays Money Market Fund—45,946,788 shares	**	57,445,159
	SSGA S&P 500 Index Fund—885,555 shares	**	16,244,299
	Davis New York Venture Fund—542,694 shares	**	14,927,281
	Dodge & Cox Balanced Fund—338,775 shares	**	24,736,872
	Bond Fund of America—6,487,684 shares	**	10,308,094
	Growth Fund of America Fund—389,873 shares	**	9,578,463
	EuroPacific Growth Fund—232,512 shares	**	7,014,841
	MFS Massachusetts Investors Growth Stock Fund—324,473 shares	**	3,685,712
	Vanguard Long-Term U.S. Treasury Portfolio Fund—415,302 shares	**	4,937,428
	Franklin Templeton Conservative Growth Fund—33,305 shares	**	384,639
	Franklin Templeton Moderate Growth Fund—27,180 shares	**	319,047
	Franklin Templeton Growth Fund—43,779 shares	**	521,409
* Participant loans	Interest rate ranging from 5.0 to 10.5%	-	11,955,891
			$194,578,599

* Party-in-interest

** Disclosure of historical cost information is not required for participant-directed investments.

000033

Lear Corporation
Hourly Retirement Savings Plan

EIN: 13-3386776 Plan Number: 020

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction*	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii)— series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets:								
Lear Corporation	Common Stock:							
	26 purchases	$ 5,412,819				$ 5,412,819	$ 5,412,819	
	49 sales		$ 5,373,106			3,866,663	5,373,106	$ 1,506,443

* The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

There were no category (i), (ii) or (iv) reportable transactions.

000034

0404-0537474

Audited Financial Statements and Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

Lear Corporation Hourly 401(k) Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2003 and 2002 and
Year ended December 31, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Lear Corporation Hourly 401(k) Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Lear Corporation Hourly 401(k) Savings Plan for the year ended December 31, 2002, were audited by other auditors whose report dated May 16, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 18, 2004



A Member Practice of Ernst & Young Global

Lear Corporation Hourly 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments, at fair value:		
Mutual and money market funds	**$ 7,320,059**	$ 5,748,542
Lear Corporation Stock Fund	**578,117**	241,476
Participant loans	**543,768**	399,485
Total investments	**8,441,944**	6,389,503
Participant contributions receivable	**6,399**	460
Total assets	**8,448,343**	6,389,963
Liabilities		
Excess contributions payable	**-**	4,391
Net assets available for benefits	**$ 8,448,343**	$ 6,385,572

See accompanying notes.

Lear Corporation Hourly 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Interest and dividend income	$ 130,727
Employee contributions	1,418,636
Total additions	1,549,363
Deductions	
Benefits paid to participants	556,910
Administrative expenses	665
Total deductions	557,574
Net appreciation in fair value of investments	1,070,982
Net increase	2,062,771
Net assets available for benefits:	
Beginning of year	6,385,572
End of year	$ 8,448,343

See accompanying notes.

1. Plan Description

Effective September 1, 1998, Lear Corporation (the Company) adopted the Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the Plan) for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company's acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

All U.S. hourly employees at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that negotiates to participate in the Plan are eligible to begin participation on or following completion of 90 days of service.

Contributions

Participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. In addition, participants may elect to contribute up to 25% of their annual compensation on a after-tax basis. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. Participants eligible to receive payment from the Plan may elect to defer such payment until age 70-1/2. Plan provisions do not provide for Company contributions.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting of Benefits

Participants are immediately 100% vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such amounts is subject to forfeiture.

The Company has no plans to terminate the Plan.

Distributions of Benefits

Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

- Attainment of age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment.

Benefits due upon total and permanent disability or death are paid in a lump sum. Such benefits may be deferred until the later of attainment of age 70-1/2 or termination of employment. Benefits due upon attainment of age 59-1/2 or upon termination of employment are paid through installments, partial withdrawals or lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year the participant attains age 70-1/2. In any event, the Plan will make a lump sum payment to any participant if the amount owed is less than $5,000.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balance. Interest is payable based on the annual prime rate at the end of the preceding quarter. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

1. Description of the Plan (continued)

Hardship Withdrawals

No amounts may be withdrawn from a participant's deferral account before a participant terminates employment with the Company or attains age 59-1/2, except by reason of financial hardship as defined by the Plan. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The fair values of the participation units owned by the Plan in mutual and money market funds are based on the net asset values on the last business day of the Plan year. The fair value of investments in the Company's common stock is based on the last reported sales price on the last business day of the Plan year as traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on the trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses

Although not obligated to do so, the Company pays certain administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual and money market funds	$ 882,386
Lear Corporation Stock Fund	188,596
	$1,070,982

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2003	2002
MFS Money Market Fund	$1,768,533	*
MFS Total Return Fund	882,911	*
MFS Core Growth Fund	1,247,281	*
MFS Research Bond Fund	1,131,162	*
Lear Corporation Stock Fund	578,117	*
Fidelity Retirement Money Market Fund	*	$1,547,781
Fidelity U.S. Bond Index Fund	*	979,180

*Does not meet threshold

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Supplemental Schedule

Lear Corporation Hourly 401(k) Savings Plan

EIN: 13-3386776 Plan Number: 058

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	MFS Retirement Services	MFS Global Equity Fund—1,857 shares		$ 39,462
		MFS Money Market Fund—1,768,533 shares		1,768,533
		Massachusetts Investors Trust—10,911 shares		170,429
		MFS Total Return Fund—58,471 shares		882,911
		MFS Government Securities Fund—13,478 shares		131,279
		MFS Utilities Fund—3,416 shares		29,312
		MFS Mid Cap Growth Fund—36,461 shares		284,761
		MFS New Discovery Fund—12,918 shares		198,287
		MFS Value Fund—14,316 shares		291,191
		MFS Research International Fund—11,921 shares		164,031
		MFS Strategic Value Fund—6,305 shares		89,537
		MFS Core Growth Fund—83,208 shares		1,247,281
		MFS Research Bond Fund—107,627 shares		1,131,162
		Munder Index 500 Fund—16,726 shares		388,054
		Growth Fund of America—15,461 shares		376,317
		Security Capital US Real Estate—7,604 shares		109,954
		Domini Social Equity Fund—643 shares		17,560
*	Lear Corporation	Lear Corporation Stock Fund—39,402 units		578,117
*	Participant loans	Interest rate ranging from 4.0% to 8.5%	-	543,768
				$ 8,441,944

* Party-in-interest

000046

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-57237, 333-94789, and 333-108883), pertaining to the Lear Corporation Salaried Retirement Savings Plan of our report dated June 18, 2004, with respect to the financial statements and schedule of the Lear Corporation Salaried Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Detroit, Michigan
June 23, 2004

Ernst & Young LLP

0404-0537472

A Member Practice of Ernst & Young Global

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

Phone: (313) 628-7100
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-62647), pertaining to the Lear Corporation Hourly Retirement Savings Plan of our report dated June 18, 2004, with respect to the financial statements and schedule of the Lear Corporation Hourly Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Detroit, Michigan
June 23, 2004

0404-0537474

A Member Practice of Ernst & Young Global

Ernst & Young

■ Ernst & Young LLP
Suite 1700
500 Woodward Avenue
Detroit, Michigan 48226-5495

■ Phone: (313) 628-7100
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-16415, 333-94787, and 333-108882), pertaining to the Lear Corporation Hourly 401(k) Savings Plan of our report dated June 18, 2004, with respect to the financial statements and schedule of the Lear Corporation Hourly 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Detroit, Michigan
June 23, 2004

Ernst & Young LLP

0404-0537475

A Member Practice of Ernst & Young Global

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-57237, 333-16415, 333-62647, 333-94787, 333-94789, 333-108882 and 333-108883) of Lear Corporation of our report dated May 16, 2003, relating to the financial statements of the Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Detroit, Michigan
June 25, 2004

Exhibit 99.1

Lear Corporation Salaried Retirement Savings Plan

Financial Statements
As of December 31, 2002 and 2001

Lear Corporation
Salaried Retirement Savings Plan
Contents
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation Salaried Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Salaried Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 16, 2003

Lear Corporation
Salaried Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 47,873,154	$ 41,880,687
Lear Corporation Stock Fund	42,780,859	52,090,244
SSGA S&P 500 Index Fund	23,061,559	26,980,680
Davis New York Venture Fund	20,859,246	25,364,461
MFS Emerging Growth Fund	12,596,736	17,458,519
Dodge & Cox Balanced Fund	28,931,457	24,498,179
EuroPacific Growth Fund	10,043,622	10,643,733
MFS Massachusetts Investors Growth Stock Fund	6,865,777	8,452,583
Bond Fund of America	9,313,804	7,528,272
Schwab Personal Choice Retirement Account	3,884,153	3,697,897
Vanguard Long-Term U.S. Treasury Portfolio Fund	8,808,358	5,004,635
Dreyfus Premier Balanced Fund	-	898,548
Total investments	215,018,725	224,498,438
Receivables		
Participant loans	6,819,916	5,797,523
Employer contributions	-	5,847,439
Employee contributions	1,806,724	1,936,385
Accrued interest	-	93,586
Total receivables	8,626,640	13,674,933
Cash equivalents	1,828,483	1,659,208
Total assets	225,473,848	239,832,579
Liabilities		
Pending distributions	151,355	-
Accrued expenses	904,794	85,368
Total liabilities	1,056,149	85,368
Net assets available for benefits	$ 224,417,699	$ 239,747,211

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (29,686,937)
Interest and dividend income	3,437,931
	(26,249,006)
Employee contributions	30,342,825
Transfers in	249,686
Total additions	4,343,505
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(16,920,735)
Transfers out	(639,692)
Forfeitures	(992,357)
Administrative expenses	*(1,120,233)*
Total deductions	(19,673,017)
Net decrease	(15,329,512)
Net assets available for benefits	
Beginning of year	239,747,211
End of year	$ 224,417,699

The accompanying notes are an integral part of the financial statements.

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, assets from the Lear Donnelly Overhead Systems Plan were transferred to this plan.

Effective January 1, 2002, salaried employees formerly employed by Versatrim became entitled to participate under this Plan and were credited with prior service in accordance with the Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility

All full-time, non-union U.S. salaried employees of the Company who have completed one month of service and all part-time, non-union U.S. salaried employees who have completed 1,000 hours of service in one year, are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

Contributions

Participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. Beginning in 2002, Company contributions were suspended from the Plan. Employer contributions received during 2002 represent receivables from the prior year. Receivables from the prior year were $5,847,439. Forfeitures of $992,357 were applied against this balance. This is presented as a deduction in the statement of changes in net assets available for benefits.

Prior to March 15, 2002, Company matching contributions were restricted to investment in the Lear Corporation Stock Fund until attainment of age 57. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2003, all Company matching contributions credited to participant accounts for calendar year 2002 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts
Each participant's account is credited with the (a) participant's contributions, (b) withdrawals and distributions, (c) allocation of Plan earnings and (d) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

Investment Options
The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund -	Money Market Fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries and asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 Index.
Davis New York Venture Fund -	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	*EuroPacific Fund consisting of stocks of companies based* outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.

Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of the Standard and Poor's 500 Index and investment grade bonds.
Schwab Personal Choice Retirement Account -	Brokerage account administered by Schwab. Any fund in the Schwab family of funds selected by the participants, including stocks, bonds, mutual funds, money market funds, etc.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

Vesting of Benefits
Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in the Company's contributions and earnings thereon at a rate of 20 percent per year and is 100 percent vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures
At December 31, 2002, forfeitures of nonvested accounts totaled $616,120. These accounts will be used to reduce future employer contributions, in the event Company contributions are reinstated.

Distribution of Benefits
Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event termination occurred after age 55, until age 70-1/2.

Priorities Upon Termination of the Plan
In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100 percent vested and nonforfeitable. The Company currently has no intention to terminate the Plan.

Participant Loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayments of any loan are made through employee payroll deductions, generally over a period of

five years or less. Participant loans as of December 31, 2002 and 2001 were $6,819,916 and $5,797,523, respectively.

Hardship Withdrawals
No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on a trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Company. These transactions are exempt transactions with a party-in-interest.

4. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

5. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (25,827,282)
Lear Corporation Stock Fund	(3,859,655)
	$ (29,686,937)

6. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2002

Lear Corporation Stock Fund	$ 42,780,859

Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Realized gains	$ 4,170,921
Net depreciation in fair value of investment	(8,030,576)
Interest and dividend income	28,441
Employee contributions	2,603,649
Forfeitures	(962,651)
Loan repayment	43,322
Net transfers and rollovers	(3,946,409)
Withdrawals of participants' accounts	(3,216,082)
Net decrease	(9,309,385)
Net assets available for benefits	
Beginning of year	52,090,244
End of year	$ 42,780,859

7. Subsequent Events

Effective April 1, 2003, the Plan replaced State Street Corporation as Trustee with Northern Trust Company.

Effective April 1, 2003, the Company entered into a new agreement with Franklin Templeton to add three new investment options to the Plan.

Effective April 1, 2003, the Plan reinstated Company matching contributions.

Lear Corporation
Salaried Retirement Savings Plan
EIN: 13-3386776 PN: 002
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	38,755,840	$ 47,873,154
*	Lear Corporation	Lear Corporation Stock Fund	4,363,483	42,780,859
	SSGA Funds	SSGA S&P 500 Index Fund	1,589,223	23,061,559
	Davis Funds	Davis New York Venture Fund	996,199	20,859,246
	MFS Funds	MFS Emerging Growth Fund	587,189	12,596,736
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	476,546	28,931,457
	American Funds	EuroPacific Growth Fund	437,300	10,043,622
	MFS Funds	MFS Massachusetts Investor Growth Stock Fund	743,872	6,865,777
	American Funds	Bond Fund of America	733,370	9,313,804
	Schwab Funds	Schwab Personal Choice Retirement Account	5,422,667	3,884,153
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	798,973	8,808,358
				215,018,725
	Participant Loans at an interest rate ranging from 5.75% to 10.5%			6,819,916
				$ 221,838,641

* Denotes party-in-interest

Lear Corporation Hourly Retirement Savings Plan

Financial Statements
As of December 31, 2002 and 2001

Contents

December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation
Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 16, 2003

Lear Corporation
Hourly Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 52,488,983	$ 45,456,887
SSGA S&P 500 Index Fund	10,388,877	11,585,479
Davis New York Venture Fund	9,920,302	11,450,498
Lear Corporation Stock Fund	17,551,203	17,591,937
Dodge & Cox Balanced Fund	18,211,922	14,403,824
MFS Emerging Growth Fund	5,554,249	7,352,197
Dreyfus Premier Balanced Fund	-	4,594,406
EuroPacific Growth Fund	4,086,821	4,090,097
MFS Massachusetts Investors Growth Stock Fund	2,462,525	2,691,889
Bond Fund of America	7,149,077	6,129,904
Vanguard Long-Term U.S. Treasury Portfolio Fund	4,647,624	2,061,914
Total investments	132,461,583	127,409,032
Receivables		
Participant loans	9,186,879	7,435,176
Employer contributions	893,485	1,057,250
Employee contributions	1,005,550	943,258
Accrued interest and dividends	-	181,530
Total receivables	11,085,914	9,617,214
Cash equivalents	699,302	626,747
Total assets	144,246,799	137,652,993
Liabilities		
Accrued expenses	111,821	43,968
Excess contributions payable	1,743	16,725
Pending distributions	526,095	104,888
Total liabilities	639,659	165,581
Net assets available for benefits	$ 143,607,140	$ 137,487,412

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Hourly Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Addition to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (13,464,152)
Interest and dividend income	2,402,861
	(11,061,291)
Contributions	
Employee contributions	15,111,339
Employer contributions	12,652,248
	27,763,587
Total additions	16,702,296
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(8,812,886)
Administrative expenses	(779,135)
Transfers out	(990,547)
Total deductions	(10,582,568)
Net increase	6,119,728
Net assets available for benefits	
Beginning of year	137,487,412
End of year	$ 143,607,140

The accompanying notes are an integral part of the financial statements.

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, assets from the Lear Donnelly Overhead Systems Plan were transferred to this plan.

Effective January 1, 2002, hourly employees formerly employed by Versatrim became entitled to participate under this Plan. Effective March 1, 2002, a divestiture was made for participants employed at the Holland Plant, which was sold by the Company.

Eligibility
Generally, all full-time hourly employees of the Company who have completed two months to one year of service, as defined in the Plan agreement, and all part-time hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions
In general, participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. The Company's matching contributions are generally 25 percent, up to the first 4 percent, of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. The primary contribution formula is based on the number of hours worked by the employee.

Prior to March 15, 2002, Company matching contributions were restricted to investment in the Lear Corporation Stock Fund until attainment of age 57. Effective March 15, 2002, all Company matching contributions credited to participant accounts for calendar years 2001 and prior became available for transfer to any other investment fund. Effective February 1, 2003, all Company matching contributions credited to participant accounts for calendar year 2002 became available for transfer to any other investment fund. Company matching contributions for all subsequent calendar years will be available for transfer on February 1 following the calendar year-end.

Participant Accounts
Each participant's account is credited with the (a) participant's contributions, (b) the Company's contribution, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The

benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

Investment Options
The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund -	Money Market Fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries and asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 Index.
Davis New York Venture Fund -	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund.consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific Fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of Standard and Poor's 500 Index and investment grade bonds.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

Vesting of Benefits

Participants are immediately vested in their contributions and actual earnings thereon and generally, immediately vested in the Company's primary contributions and actual earnings thereon regardless of length of service. A participant generally becomes vested in the Company's matching contributions and earnings thereon at a rate of 20 percent per year and is 100 percent vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan Forfeitures

At December 31, 2002, forfeitures of nonvested accounts totaled $160,909. These accounts will be used to reduce future employer contributions.

Distribution of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70-1/2;
- Deferred retirement of the participant beyond age 65;
- In-service withdrawal of the participant at age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event that termination occurred after age 55, until age 70-1/2.

Priorities Upon Termination of the Plan

In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100 percent vested and nonforfeitable. The Company currently has no intention to discontinue employer contributions or terminate the Plan.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 2002 and 2001 were $9,186,879 and $7,435,176, respectively.

Hardship Withdrawals
No amounts may be withdrawn from a deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on the trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $1,743 and $16,725 have been reflected in the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001, respectively.

4. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Company. These transactions are exempt transactions with a party-in-interest.

5. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (11,070,109)
Lear Corporation Stock Fund	(2,394,043)
	$ (13,464,152)

7. Nonparticipant-Directed Investments

The Lear Corporation Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Corporation Stock Fund. These contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2002

Lear Corporation Stock Fund	$ 17,551,205

Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Realized gains	$ 1,354,476
Net depreciation in fair value of investment	(3,748,519)
Interest and dividend income	10,699
Employee contributions	1,999,230
Company matching contributions	3,747,473
Loan repayment	47,194
Net transfers and rollovers	(1,137,427)
Withdrawals of participants' accounts	(2,313,860)
Net decrease	(40,734)
Net assets available for benefits	
Beginning of year	17,591,937
End of year	$ 17,551,203

8. Subsequent Events

Effective April 1, 2003, the Plan replaced State Street Corporation as Trustee with Northern Trust Company.

Effective April 1, 2003, the Company entered into a new agreement with Franklin Templeton to add three new investment options to the Plan.

Lear Corporation
Hourly Retirement Savings Plan
EIN: 13-3386776 PN: 020
Schedule 4I - Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	42,392,506	$ 52,488,983
	SSGA Funds	SSGA S&P 500 Index Fund	715,880	10,388,877
	Davis Funds	Davis New York Venture Fund	473,520	9,920,302
*	Lear Corporation	Lear Corporation Stock Fund	1,808,498	17,551,203
	Dodge & Cox	Dodge & Cox Balanced Fund	299,813	18,211,922
	MFS Funds	MFS Emerging Growth Fund	258,840	5,554,249
	American Funds	EuroPacific Growth Fund	177,936	4,086,821
	MFS Funds	MFS Massachusetts Investors Growth Stock Fund	266,716	2,462,525
	American Funds	Bond Fund of America	5,095,667	7,149,077
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	395,177	4,647,624
				132,461,583
	Participant Loans at an interest rate ranging from 5.75% to 10.5%			9,186,879
				$ 141,648,462

Exhibit 99.3

Lear Corporation
Hourly 401(k) Savings Plan

Financial Statements
As of December 31, 2002 and 2001

000075

Lear Corporation
Hourly 401(k) Savings Plan
Contents
December 31, 2002 and 2001

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 16, 2003

Lear Corporation
Hourly 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets		
Investments, at fair value		
Fidelity Retirement Money Market Fund	$ 1,547,781	$ 1,451,660
Fidelity U.S. Bond Index Fund	979,180	1,003,121
Income Funds	192,486	138,340
Balanced Funds	219,340	186,509
Spartan U.S. Equity Index Fund	289,883	414,828
Growth and Income Fund	713,099	513,336
Fidelity Blue Chip Fund	298,450	254,402
Growth Funds	1,384,339	1,379,865
International Funds	123,984	120,237
Lear Corporation Stock Fund	241,476	316,970
Total investments	5,990,018	5,779,268
Participant loans	399,485	298,462
Participant contributions receivable	460	-
Total assets	6,389,963	6,077,730
Liabilities		
Excess contributions payable	4,391	57,717
Net assets available for benefits	$ 6,385,572	$ 6,020,013

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Hourly 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions	
Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments	$ (668,770)
Interest and dividend income	148,009
	(520,761)
Participant contributions	1,675,001
Total additions	1,154,240
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(782,113)
Administrative expenses	(6,568)
Total deductions	(788,681)
Net increase	365,559
Net assets available for benefits	
Beginning of year	6,020,013
End of year	$ 6,385,572

The accompanying notes are an integral part of the financial statements.

1. Plan Description

Effective September 1, 1998, Lear Corporation (the "Company") adopted The Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the "Plan") for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company's acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility
All U.S. hourly employees employed at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that negotiates to participate in the Plan are eligible to begin participation on or following completion of 90 days of service.

Contributions
Participants may elect to contribute up to 25 percent of their annual compensation, subject to certain limitations. In addition, participants may elect to contribute up to 25 percent of their annual compensation on an after-tax basis. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. Participants eligible to receive payment from the Plan may elect to defer such payment until the age of 70-1/2. Plan provisions do not provide for Company contributions.

Participant Accounts
Each participant's account is credited with a) participant's contributions, b) withdrawals and distributions, c) allocation of Plan earnings and d) allocation of administration expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for the general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by Fidelity Investments Institutional Operations Company, Inc. (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for the daily administration of Plan activity.

Investment Options

The Plan agreement provides for a wide variety of investment options in the Fidelity Funds and the Lear Corporation Stock Fund and includes the following types of investments:

Fidelity Retirement Money Market Fund -	Money Market Fund consisting of investments in short-term money market instruments such as corporate obligations, U.S. government obligations and certificates of deposit.
Fidelity U.S. Bond Index Fund -	Interim-term Bond Fund which seeks to replicate the price and interest performance of the debt securities in the Lehman Brothers Aggregated Bond Index.
Income Funds -	Income Funds consisting of investments in investment grade bonds.
Balanced Funds -	Balanced Funds consisting of investments in highly yielding U.S. and foreign securities, common and preferred stocks and all types of bonds.
Spartan U.S. Equity Index Fund -	Large-blend (Value & Growth) Funds which seek to provide investment results that correspond to the total return performance of common stock and U.S. companies.
Growth & Income Funds -	Growth and Income Funds consisting of investments in income -producing stocks and bonds of domestic and foreign companies.
Fidelity Blue Chip Fund -	Large Growth Funds which seek long-term capital appreciation through investments of common stock of blue chip companies.
Growth Funds -	Growth Funds consisting of investments in common stocks of companies that, in the opinion of the Fund's management, have above average growth potential.
International Funds -	International Funds consisting of investments primarily in stocks and bonds of foreign companies.
Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.

Vesting of Benefits

Participants are immediately 100 percent vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such accounts is subject to forfeiture. The Company has no plans to terminate the Plan.

Distribution of Benefits
Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

- Attainment of age 59-1/2;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment.

Benefits due to total and permanent disability or death are paid in a lump sum. Such benefits may be deferred until the later of attainment of age 70-1/2 or termination of employment. Benefits due upon attainment of age 59-1/2 or upon termination of employment are paid through installments, partial withdrawals or lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year that participant attains age 70-1/2. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $5,000.

Participant Loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50 percent of their account balance at an interest rate equal to the annual prime rate at the end of the preceding quarter. Repayments of any loan are made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 2002 and December 31, 2001 were $399,485 and $298,462, respectively.

Other Withdrawals
No amounts may be withdrawn from a participant's deferral account before a participant terminates employment with the Company or attains the age of 59-1/2, except by reason of financial hardship. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

2. *Significant Accounting Policies*

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on the trade date basis.

Expenses
Direct costs and expenses incurred in connection with the Plan are paid using undeliverable liquidated assets. Remaining expenses are paid by the Company.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. Liabilities for excess contributions payable in the amounts of $4,391 and $57,717 have been reflected in the accompanying statements of net assets available for benefits as of December 31, 2002 and 2001, respectively.

4. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee. These transactions are exempt transactions with a party-in-interest.

5. Tax Status

The Plan obtained its latest determination letter dated October 17, 2000, in which the Internal Revenue Service stated that the Plan, as designated on August 31, 1998, is in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6. **Investments**

The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the Plan's net realized gains and losses and the net unrealized depreciation on those investments.

During 2002, the Plan's investments depreciated in value as follows:

Mutual funds	$ (649,926)
Lear Corporation Stock Fund	(18,844)
	$ (668,770)

7. **Reconciliation of Financial Statements to Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 to Form 5500:

Net assets available for benefits per the financial statements	$ 6,385,572
Accrued expenses	(460)
Net assets available for benefits per Form 5500	$ 6,385,112

8. **Subsequent Events**

Effective January 1, 2003, the Plan replaced Fidelity Investments Institutional Operations Company, Inc. as Trustee with Reliance Trust. Investment options were replaced to those carried by Reliance Trust.

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity U.S. Bond Fund	87,116	$ 979,180
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	14,886	112,685
*	Fidelity Investments	Fidelity Asset Manager Income Fund	66	716
*	Fidelity Investments	Fidelity Freedom Income Fund	3,229	34,232
*	Fidelity Investments	Fidelity Government Income Fund	6,766	70,906
*	Fidelity Investments	Fidelity Blue Chip Fund	9,344	298,450
*	Fidelity Investments	Fidelity Dividend Growth Fund	5,822	129,942
*	Fidelity Investments	Fidelity Trend Fund	165	6,382
*	Fidelity Investments	Fidelity Magellan Fund	1,108	87,521
*	Fidelity Investments	Fidelity Contrafund	4,689	180,994
*	Fidelity Investments	Fidelity Growth Company Fund	3,940	139,559
*	Fidelity Investments	Fidelity Value Fund	1,159	53,789
*	Fidelity Investments	Fidelity OTC Portfolio Fund	3,125	76,875
*	Fidelity Investments	Fidelity Capital Appreciation Fund	1,329	21,501
*	Fidelity Investments	Fidelity Disciplined Equity Fund	566	10,167
*	Fidelity Investments	Fidelity Low Priced Stock Fund	5,279	132,881
*	Fidelity Investments	Fidelity Stock Selector Fund	935	15,516
*	Fidelity Investments	Fidelity Asset Manager Growth Fund	3,006	35,977
*	Fidelity Investments	Fidelity Aggressive Growth Fund	14,851	166,186
*	Fidelity Investments	Fidelity Export & Multinational Fund	1,678	23,078
*	Fidelity Investments	Fidelity Small Capital Selector Fund	686	9,130
*	Fidelity Investments	Fidelity Mid-Capital Stock Fund	10,267	166,943
*	Fidelity Investments	Fidelity Freedom 2020 Fund	5,281	56,191
*	Fidelity Investments	Fidelity Freedom 2030 Fund	8,351	85,518
*	Fidelity Investments	Fidelity Fifty Fund	1,540	24,695
*	Fidelity Investments	Neuberger Berman Socially Responsive Trust	294	3,133
*	Fidelity Investments	Domini Social Equity Fund	97	2,101
*	Fidelity Investments	Fidelity Independence Fund	6,773	88,517
*	Fidelity Investments	Spartan U.S. Equity Index Fund	9,306	289,883
*	Fidelity Investments	Fidelity Fund	1,501	33,402
*	Fidelity Investments	Fidelity Equity Income Fund	1,874	74,324
*	Fidelity Investments	Fidelity Growth & Income Fund	3,433	104,051
*	Fidelity Investments	Fidelity Real Estate Fund	3,503	64,417
*	Fidelity Investments	Fidelity Convertible Securities Fund	1,315	21,488
*	Fidelity Investments	Fidelity Utilities Fund	916	8,887
*	Fidelity Investments	Fidelity Asset Manager Fund	4,103	56,615
*	Fidelity Investments	Fidelity Equity Income II Fund	3,887	67,588
*	Fidelity Investments	Fidelity Freedom 2000 Fund	4,582	50,451
*	Fidelity Investments	Fidelity Freedom 2010 Fund	6,430	73,563
*	Fidelity Investments	Fidelity Overseas Fund	1,434	31,551
*	Fidelity Investments	Fidelity Europe Fund	297	5,445
*	Fidelity Investments	Fidelity Pacific Basin Fund	874	11,151
*	Fidelity Investments	Fidelity International Growth & Income Fund	1,136	19,108
*	Fidelity Investments	Fidelity Canada Fund	10	182

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2002

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity Worldwide Fund	1,221	$ 14,503
*	Fidelity Investments	Fidelity Cash Reserve	1	-
*	Fidelity Investments	Fidelity Diversified International Fund	1,920	32,941
*	Fidelity Investments	Fidelity Emerging Market Fund	1,065	7,682
*	Fidelity Investments	Fidelity Global Balanced Fund	96	1,423
*	Fidelity Investments	Fidelity Retirement Money Market Fund	1,547,781	1,547,781
*	Fidelity Investments	Fidelity Puritan Fund	5,629	88,886
*	Fidelity Investments	Fidelity Balanced Fund	9,816	130,455
*	Lear Corporation	Lear Corporation Stock Plan	25,909	241,476
				5,990,018
	Participant Loans at an interest rate ranging from 4.75% to 8.5%			399,485
				$ 6,389,503

* Denotes party-in-interest

000086